UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 8, 2022, ADC Therapeutics SA (the “Company,” “we,” “our,” “us” or similar terms) entered into a license agreement with Swedish Orphan Biovitrum AB (publ) (“Sobi”) to develop and commercialize ZYNLONTA in all territories other than the United States, greater China, Singapore and Japan (the territories subject to the agreement, collectively, the “Covered Territory”). Pursuant to the agreement, we granted Sobi (i) an exclusive license under applicable patents and know-how relating to ZYNLONTA in order to use, develop, sell, offer for sale, distribute, import and commercialize ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory, (ii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to package and label ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory and (iii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to manufacture and have manufactured ZYNLONTA in any territory solely for the use and sale of ZYNLONTA for human therapeutic and diagnostic uses in the Covered Territory exercisable upon Sobi assuming responsibility to manufacture or have manufactured ZYNLONTA, in each case, with the right to sublicense to affiliates and, with our written consent, other third parties and the right to subcontract to third parties. The licenses are subject to certain retained rights as specified in the agreement.

Under the agreement, we will receive an upfront payment of $55 million and are eligible to up to $382.5 million in regulatory and net sales-based milestones, including $50 million upon the approval of a Marketing Authorization Application (“MAA”) by the European Commission for ZYNLONTA in third-line diffuse large B-cell lymphoma (“DLBCL”), as well as tiered royalties ranging from mid-teens to the mid-twenties based on net sales of ZYNLONTA in the Covered Territory. The royalties payable to us are subject to downward adjustment in certain circumstances, including the expiration of patents covering ZYNLONTA, generic or biosimilar competition and required payments to third parties. The royalty term with respect to a product in a given country begins upon the first commercial sale of the product in the country and terminates upon the latest of (x) 10 years after the first commercial sale of the product in the country, (y) the expiration of the last-to-expire valid patent claim covering the product in the country and (z) the expiration of regulatory exclusivity for the product in the country.

Sobi will conduct development and commercialization activities with respect to ZYNLONTA in the Covered Territory and bear the associated costs, other than the costs of global clinical studies that are intended to support regulatory approval in both the United States and the Covered Territory. In addition, Sobi will co-fund 25% of the costs of certain specified global clinical studies of ZYNLONTA and have the option to co-fund additional global clinical studies in exchange for use of the data generated from such additional studies, subject to an aggregate annual co-funding cap of $10 million.

Both we and Sobi agreed that neither party would (i) during the term of the agreement until the fifth anniversary of the first MAA approval of ZYNLONTA for the first indication in the first of Germany, France, United Kingdom, Spain or Italy, engage in the development (other than non-clinical and preclinical research activities) of any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory, or (ii) during the term of the agreement, commercialize any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory. If either party acquires or is acquired by a third party that has a competitive program, then such party may continue such competitive program as long as such party establishes firewalls to operate such competitive program separately from the ZYNLONTA program.

Unless terminated earlier, the agreement terminates upon expiration of the last royalty term for the last product in the last country in the Covered Territory. Upon expiration of a royalty term with respect to a product in a country (including after the expiration of the agreement), Sobi’s licenses under the agreement will become non-exclusive, fully-paid, royalty free, perpetual and irrevocable with respect to such product in such country. In addition, Sobi may terminate the agreement at its discretion upon 180 days’ notice to us and may terminate the agreement for safety reasons, each party may terminate the agreement for the other party’s uncured material breach or insolvency and we may terminate the agreement if Sobi engages in certain challenges of patents covering ZYNLONTA.

The foregoing description of the license agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, which will filed as an exhibit to a Report on Form 6-K or the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-255831) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 11, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel